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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66846

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SharesPost Financial Corporation

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Montgomery Street, Suite 1400

(No. and Street)

San Francisco	**CA**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandra Flaviani **(650) 265-2562**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Spicer Jeffries LLP

(Name – *if individual, state, last, first, middle name*)

4601 DTC Parkway, Suite 700, Denver, CO 80237

(Address) (City) (State) (Zip Code)

SEC
MAR 02 2020
Washington DC
413

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
SharesPost Financial Corporation,

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SharesPost Financial Corporation (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as SharesPost Financial Corporation's auditor since 2019.

Denver, Colorado
February 27, 2020

SharesPost Financial Corporation
Statement of Financial Condition
December 31, 2019

Assets

Cash	$ 6,465,228
Cash segregated and on deposit for regulatory purposes (See Note 11)	706,404
Commissions receivable (See Note 4)	430,418
Internally developed software-net (See Note 6)	3,204,639
Other assets	326,552
Total Assets	$11,133,241

Liabilities and Shareholder's Equity

Liabilities:	
Accrued bonus compensation (See Note 7)	$ 3,167,426
Payable to brokerage clients	282,156
Accrued interest on subordinated borrowings (See Note 8)	120,625
Accrued expenses and other liabilities	495,856
Due to affiliates	876,153
Subordinated borrowings (See Note 8)	1,500,000
Total Liabilities	6,442,216
Shareholder's equity:	
Common stock, 20,000,000 shares of $0.001 par value authorized and 105,000 shares issued and outstanding	105
Additional paid-in capital	4,690,920
Retained Earnings	-
Total shareholder's equity	4,691,025
Total liabilities and shareholder's equity	$11,133,241

See Accompanying Notes to the Financial Statements

1. ORGANIZATION AND NATURE OF OPERATIONS

SharesPost Financial Corporation (the "**Company**"), is a wholly-owned subsidiary of SharesPost, Inc. (the "**Parent**"). The Company is registered with the Securities and Exchange Commission ("**SEC**") as a securities broker-dealer and an alternative trading system ("**ATS**") and is a member of the Financial Industry Regulatory Authority, Inc. ("**FINRA**"). The Company primarily operates as a broker-dealer in private securities transactions.

2. BASIS OF PRESENTATION, FINANCIAL STATEMENT DESCRIPTIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation—These financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates—The preparation of the financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period presented. These estimates are based on information available as of the date of the financial statements; therefore, actual amounts may differ from these estimates.

Cash—The Company maintains its cash in bank deposit accounts with commercial banks and financial institutions which at times exceed federally insured limits. The Company has not experienced any losses in such accounts.

Cash segregated and on deposit for regulatory purposes —Pursuant to applicable regulations, client cash balances are segregated into accounts maintained for the exclusive benefit of clients.

Fair Value Measurements—The Company measures the fair value of its assets and liabilities for financial reporting or disclosure purposes using methods and assumptions that are appropriate in the circumstances. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant.

Accordingly, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible by the Company.

Level 2—Quoted prices for similar assets and liabilities in an active market, quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3—Unobservable inputs that are significant to the fair value of the assets or liabilities. The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the assets or liability.

Transfers between levels of the fair value hierarchy are recognized at the beginning of the reporting period. There were no transfers between levels during the period ended December 31, 2019.

Internally Developed Software—Net—Capitalized internally developed software is stated at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives of the assets of 4 years. The Company capitalizes the development of its back-office and client facing technologies in accordance with *ASC 350-40, Internal Use Software*. The Company internally develops and outsources the development of its technologies to various third parties and capitalizes costs incurred in the application development stage. Training, maintenance, repairs and minor replacements are charged to expense when incurred.

Goodwill and Other Intangibles—Goodwill was acquired through the purchase of a broker-dealer, which was later renamed to SharesPost Financial Corporation, and is recorded in other assets on the balance sheet at $55,000.

The Company evaluates goodwill for impairment on an annual basis and in periods when events or changes indicate the carrying value may not be recoverable. For the year ended December 31, 2019, the Company elected to perform a qualitative analysis to determine whether it was more likely than not that the fair value of its equity was less than the carrying value. As a result of this assessment, the Company determined that it was not necessary to perform a quantitative impairment test and concluded that its goodwill was not impaired as of December 31, 2019.

Income Taxes—Income taxes are accounted for under the asset and liability method. Deferred taxes assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating losses, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates

expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of the operations in the period that includes the enactment date. Deferred income tax expense (benefit) represents the change during the periods in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion of the deferred tax assets will not be realized.

The company evaluates and accounts for uncertain tax positions in accordance with *ASC 740, Income Taxes*. ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return as well as guidance on de-recognition. For these benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

The Company is not currently under any income tax audits. The statute of limitations is closed for federal tax purposes for all years prior to December 31, 2016, and state tax purposes for all years prior to December 31, 2015.

The Company has material amounts of restricted cash and cash equivalents due to its business as a broker-dealer. As a result of the adoption, changes in cash and restricted cash included in the cash segregated and on deposit for regulatory purposes in the financial statements are now presented with changes in cash in the statement of cash flows.

Commissions—Commissions primarily consist of fees charged to the Company's clients for acting as a transaction specialist - introducing sellers and buyers of private company securities and facilitating transactions between such parties and the issuer. Commissions are generally charged to both the seller and buyer and are generally based on a percentage of the transaction size, which vary based on the size of transaction and are subject to negotiation on a per transaction basis with the transaction participants. Commission fees are recognized at the time the issuer notifies the Company and the transacting parties that the transaction has been completed.

Commission Sharing—Commission sharing consists of commission sharing and client referral agreements in which the Company pays a third party for the introduction of individuals or entities who are interested in either purchasing or selling securities in a private placement transaction. The Company recognizes the commission sharing expense at the time the corresponding revenue is earned. In accordance with *ASC 606-10-55 – Principal Versus Agent Considerations*, the Company has determined it appropriate to present the commission earned and expense incurred on a gross basis in the Statement of Operations as it is the primary obligor in the transaction.

3. NEW ACCOUNTING STANDARDS

New Accounting Pronouncement ASC 842 Leases

In February 2016, the Financial Accounting Standards Board ("FASB") published Accounting Standards Update No. 2016-02, Leases ("ASC 842"). The new accounting standard is applied to operating leases with a term greater than 12 months and requires lessee's to recognize (i) their obligations to make lease payments as a liability (the "lease liability"), initially measured at the present value of the lease payments, and (ii) their ability to use the leased property as a corresponding asset (a "right-of-use asset"). The updated standard is effective for fiscal years beginning after December 15, 2018 and the Company adopted the new standard on January 1, 2019 using the modified retrospective approach, which requires the Firm to (i) apply the new standard to leases in place as of the adoption date, (ii) record a cumulative-effect adjustment to retained earnings as of the first day of the adoption year, and (iii) follow the new rules for all leases entered or modified going forward. In accordance with this approach, assets and liabilities for periods prior to January 1, 2019 will not be revised. The lease is not in the name of the Company, but is in the name of the Parent. An expense sharing agreement has been established as described in Note 5 below.

4. COMMISSIONS RECEIVABLE

On December 31, 2019, the Company had $430,418 in commission receivables with respect to completed transactions in private company shares due from transacting parties.

The Company uses delinquency status of receivables from clients and clearing organizations and records an allowance for doubtful accounts, as needed. No allowance was recorded as of December 31, 2019.

5. RELATED PARTY TRANSACTIONS

The Company is party to a services agreement with the Parent effective February 2017 (the "Services Agreement"). The Services Agreement allows the Parent to provide certain services to the Company and allocate certain direct expenses to the Company.

Under the Services Agreement, the Parent allocates to the Company a pro-rata amount of compensation and benefits of Parent personnel performing functions in support of the Company. All personnel are employees of the Parent. The Company also allocates from the Parent costs related to occupancy, including rent, technology, and communication as well as expenses related to professional services received. The pro-rata allocation of these costs is based on an estimated amount of the use of such services by the Company, which is reviewed by management at least annually. Under the terms of the Services Agreement, the Company paid $15,025,107 to the Parent during the year.

The Parent has adopted a stock option plan under which it grants to its employees, including those employees which are shared with the Company under the Services Agreement, options to purchase the Parent's stock. None of the option awards granted or the related expenses of the Parent are allocated to the Company as the parties to the Services Agreement agree that awards are granted for the individual's support of the Parent's long term strategic goals, profitability, and growth, regardless of the individual's role within the organization. The equity awards are treated in this manner as they are indirect expenses of the Company.

An affiliate of the Company is an advisor ("Advisor") to the SharesPost 100 Fund (the "**Fund**"), a Delaware statutory trust registered under the Investment Company Act of 1940, as amended, as a non-diversified, closed-end, management investment company that is operated as an interval fund. The Fund invests in the equity securities of certain private, operating, late-stage, growth companies primarily comprising the SharesPost 100, a list of companies selected and maintained by the affiliate of the Parent. During 2019, the Company facilitated transactions in private company securities in which the Fund was the buyer of such securities. In accordance with policies established by the Fund, the Company is limited in the commission it may charge the seller it represents in transactions with the Fund. For 2019, the Company's commission charged to sellers was $1,248,698 and was no greater than 5.9% per transaction which is included in Commissions.

During the year, the Company entered into an Intercompany Services Agreement (the "Agreement") with the Advisor which allows the Company to act as a non-exclusive placement agent with respect to funds managed by the Advisor for the purpose of investing in private equity securities on a best efforts basis. In consideration for the services rendered, the Company earns a placement fee pursuant to the offering and operating agreements of the funds. For the year ended December 31, 2019, the amounts earned was $102,082 which is included in Commissions.

In 2019 the Company entered into Commission Agreements with affiliated entities with respect to the purchase of private company shares. The Company earned commission of $84,258 which is included in Commissions Revenue.

6. INTERNALLY DEVELOPED SOFTWARE-NET

The Company provides private company information, valuation tools and curated content to its clients online. The cost the Company incurs to develop the valuation tools, the investment workflows and to display the content are capitalized and amortized over their expected useful life, which the Company has estimated to be four years. On December 31, 2019, the Company had $3,204,639 in unamortized internally developed software.

	December 31, 2019
Beginning balance	$ 2,695,343
Additions	1,634,557
Disposals	-
Amortization	(1,125,261)
Ending balance	$ 3,204,639

Expected amortization expense through the year ended December 31, 2023 is as follows:

Year	Amortization
2020	$ 1,289,529
2021	1,037,435
2022	650,413
2023	227,262
Total	$ 3,204,639

7. ACCRUED BONUS COMPENSATION

The Company has a compensation plan for its registered representatives by which such registered representatives earn a bonus on a quarterly basis equal to a percentage of commissions and placement fee revenues in excess of certain thresholds and less certain costs. The Company had an accrued bonus pool with respect to this compensation plan on December 31, 2019 of $2,951,426.

The Company has a compensation plan for employees, other than registered representatives, by which such employees earn an annual discretionary bonus based upon individual and Company performance metrics as determined by management and subject to approval by the Board of Directors. The Company had an accrued bonus pool with respect to this compensation plan on December 31, 2019 of $216,000.

8. SUBORDINATED BORROWINGS

To manage its regulatory capital, the Company has a subordinated loan agreement with the Parent in the amount of $1,500,000 which matures on May 10, 2021, pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. The agreement is subordinated to the claims of general creditors and to the extent these borrowings are required for continued compliance with minimum net capital requirements, they may not be repaid. Interest accrued on the subordinated borrowings was $120,625 at year end.

9. INCOME TAXES

At December 31, 2019, the Company had net deferred tax assets totaling $216,562. Under generally accepted accounting principles, the Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company files a consolidated federal tax return and combined California and New York state income tax returns with the Parent. The Company's income tax expense is computed on a separate company basis. For the calendar year ended December 31, 2019, the Company reported net book income before tax of $1,073,253 and a tax expense of $333,757. The Company files a consolidated federal tax return and combined California and New York state income tax returns with the Parent. The Company's income tax expense is computed on a separate company basis.

Components – Current and Deferred Tax Expense (Benefit):

	December 31, 2019
Current:	
Federal	$ 222,355
State	111,402
Total:	333,757
Deferred:	
Federal	-
State	-
Total:	-
Total Tax Expense (Benefit):	$ 333,757

The tax effects of temporary differences and carry forwards that give rise to significant portions of the deferred tax assets and liabilities consist of the following:

		December 31, 2019
Deferred Tax Assets:		
Accrued Vacation	$	47,077
Accrued Bonuses		62,138
Internally developed software		131,395
Total Deferred Tax Assets:		240,610
Total Deferred Tax Liabilities:		
Accrued Bonus Sec. 481(a)		(24,048)
		(24,048)
Valuation Allowance		216,562
Total, Net Deferred Tax Asset (Liability):	$	-

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statements and income tax purposes. The differences relate to internally developed software amortized for tax over 60 months and amortized for book over 48 months, accrued vacation and bonuses to employees that is deductible for tax when paid. The Company provided a valuation allowance against its deferred tax assets at December 31, 2019 as the Company believes it will not realize its deferred tax assets.

Uncertain Tax Positions:
The Company adopted the provisions of FASB ASC 740-10 on January 1, 2009. The adoption of FASB ASC 740-10 did not result in any changes to tax assets or liabilities or tax expense (benefit) as the Company believes that all tax positions taken on tax returns filed with taxing authorities are certain and satisfy the more likely than not of being sustained standard.

10. FAIR VALUE OF ASSETS AND LIABILITIES

Financial instruments include cash, segregated cash, commissions receivable, payable to brokerage clients, accrued expenses and other assets and liabilities. The carrying amount of each of these instruments approximates its fair value due to the short-term nature and liquidity of the instruments.

The following table presents the carrying values and estimated fair values at December 31, 2019 of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Assets					
Cash	$ 6,465,228	$ -	$ 6,465,228	$ -	$ 6,465,228
Cash segregated and on deposit for regulatory purposes	706,404	-	$ 706,404	-	706,404
Commissions receivable	430,418	-	$ 430,418	-	430,418
Other assets	271,553	-	$ 271,553	-	271,553
Total Assets	$ 7,873,603	$ -	$ 7,873,603	$ -	$ 7,873,603
Liabilities					
Accrued bonus compensation	$ 3,167,426	$ -	$ 3,167,426	$ -	$ 3,167,426
Payable to brokerage clients	282,156	-	$ 282,156	-	282,156
Accrued interest on subordinated borrowings	120,625	-	$ 120,625	-	120,625
Accrued expenses and other liabilities	495,857	-	$ 495,857	-	495,857
Due to affiliates	876,153	-	$ 876,153	-	876,153
Subordinated borrowings	1,500,000	-	$ 1,500,000	-	1,500,000
Total Liabilities	$ 6,442,217	$ -	$ 6,442,217	$ -	$ 6,442,217

11. REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under the Rule, the Company may not repay subordinated borrowings if such payment would result in net capital amount of less than 120 percent of the minimum dollar amount required. At December 31, 2019, the Company had net capital of $1,941,752, which was $1,691,752 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 1.8004 to 1.

The Company is also subject to the SEC Customer Protection Rule (SEC Rule 15c3-3), which requires the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of customers. Amounts included in cash segregated and on deposit for regulatory purposes represent actual balances on deposit; whereas, cash required to be segregated and on deposit for regulatory purposes at December 31, 2019 totaled $770,113. On January 2, 2020, the Company deposited $63,709 to its segregated reserve bank accounts.

12. CONTINGENCIES AND OTHER REGULATORY MATTERS

Legal Matters—The Company reviews its legal and regulatory inquiries on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company establishes an accrual for losses at its best estimate when it assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company monitors these matters for

developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate. Although occasional adverse decisions or settlements may occur, The Company believes that the final disposition of such matters will not have a material adverse effect on the Company's consolidated financial statements.

Regulatory Matters—The Company operates as a SEC registered securities broker-dealer and FINRA member. Accordingly, the Company is subject to periodic regulatory examinations and inspections. Compliance and private company transaction issues that are reported to regulators, such as FINRA and the SEC, by dissatisfied clients or others are investigated by such regulators, and may, if pursued, result in formal claims being filed against the Company by clients or disciplinary action being taken against the Company or its employees by regulators. Any such claims or disciplinary actions that are decided against the Company could have a material impact on the financial results of the Company or any of its subsidiaries.

13. SUBSEQUENT EVENTS

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2019, through the date the statement of financial condition was issued. Subsequent to year end the Company paid $1,324,000 to the Parent towards payment of December 2019 and January 2020 services under its Services Agreement described in Note 5. There have been no other material subsequent events that have occurred during such period that would require disclosure or would be required to be recognized.

SHARESPOST FINANCIAL CORPORATION

STATEMENT OF FINANCIAL CONDITION AS OF
DECEMBER 31, 2019

AND INDEPENDENT AUDITORS' REPORT

PUBLIC DOCUMENT

The report is filed in accordance with Rule 17A-5(e)(3) under the Securities Exchange Act of 1934 as a public document